

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Joseph Ferraro, III
Co-Founder
ConvexityShares, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

      **Re: ConvexityShares Trust**
          **Draft Registration Statement on Form S-1**
          **Submitted July 9, 2020**
          **CIK No. 0001817218**

Dear Mr. Ferraro:

      We note that the Fund seeks to achieve its investment objective through the exposure to SPIKES futures contracts traded on the Minneapolis Grain Exchange. However, the Minneapolis Grain Exchange suspended trading of SPIKES futures contracts in November 2019. Because the suspension remains in effect, we will defer our review of your draft registration statement until it appears that the suspension will be lifted or SPIKES futures contracts commence trading on a designated contract market.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance